SEC
Mail Processing
Section

FEB 15 2022

Washington DC
413



22003072

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden
hours per response: 12

SEC FILE NUMBER
8-44141

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __1/1/21__ AND ENDING __12/31/21__
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **V.B.C. Securities, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

348 Clifton Avenue

(No. and Street)

Clifton	**NJ**	**07011**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Martha Pierce	**973-928-5400**	mpierce@vbcsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Weisberg, Mole', Krantz & Goldfarb, LLP

(Name – if individual, state last, first, and middle name)

185 Crossways Park Drive	**Woodbury**	**NY**	**11797**
(Address)	(City)	(State)	(Zip Code)
12/14/04		2107	
(Date of Registration with PCAOB)(If applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Martha Pierce _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of V.R.C. Securities, LLC _____, as of December 31 _____, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JUSTIN A. TALLAKSEN
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 08/31/2022
Notary Public

Signature: *Martha R Pierce*

Title: *Managing Member*

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

VBC Securities, LLC

Statement of Financial Condition

December 31, 2021

V.B.C. SECURITIES, LLC

Statement of Financial Condition

December 31, 2021

V.B.C. Securities, LLC
Table of Contents
December 31, 2021



Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
V.B.C. Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of V.B.C Securities, LLC (a limited liability company) as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of V.B.C Securities, LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of V.B.C Securities, LLC's management. Our responsibility is to express an opinion on V.B.C Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to V.B.C Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Weisberg, Molé, Krantz & Goldfarb, LLP

We have served as V.B.C Securities, LLC's auditor since 2009.

Woodbury, New York
February 5, 2022

185 Crossways Park Drive, Woodbury, NY 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

V.B.C. SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2021

ASSETS

Cash and cash equivalents	$	83,357
Commissions and sales fees receivable		42,804
Good faith deposit		50,666
Prepaid expenses and other		7,418
Right-of-use asset		73,343
Furniture and equipment, net of accumulated depreciation of $34,919		5,000
Goodwill		770,000
Total assets	$	1,032,588

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$	16,411
Operating lease liability		73,343
Total liabilities	$	89,754
Members' equity	$	942,834
Total liabilities and members' equity	$	1,032,588

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

V.B.C. Securities, LLC ("the Company"), a limited liability company, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

Revenue Recognition

The Company is a non-clearing broker and, accordingly, utilizes a clearing broker on a fully disclosed basis on applicable transactions. The Company's business consists substantially of commissions based on customer transactions and distribution fees from the sale of investment products.

Commission revenues are recorded on a trade date basis. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risk and rewards of ownership have been transferred to/from the customer.

Distribution fees are received up front and over time. The Company believes that its performance obligation related to distribution fees is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investors activities are known, which is usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Use of Estimates and Subsequent Events

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates. The Company has evaluated events and transactions that occurred through February 10, 2022, which is the date the financial statements were available for issuance, for possible disclosure and recognition in the financial statements.

V.B.C. Securities, LLC
Notes to Financial Statement
December 31, 2021

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in banks, and short-term, highly liquid investments purchased with an original maturity of three months or less.

Good Faith Deposit

At December 31, 2021 the Company maintained a Good Faith Deposit of $50,666 with its clearing broker. The entire deposit is invested in a money market fund which maintains a constant $1 per share value.

Goodwill

As part of the acquisition of the assets of the Company, goodwill was recorded based on the excess of the purchase price over the fair market value of the assets purchased. Goodwill is reviewed by the Company for potential impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. During 2021, the Company determined that no impairment has occurred.

NOTE 2 – FURNITURE AND EQUIPMENT

Furniture and equipment are stated at cost. Depreciation is provided on the straight-line basis using estimated useful lives of 5 to 7 years. Depreciation expense for the year amounted to $9,919.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital of $50,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $156,091 which was $106,091 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was .11 to 1.

NOTE 4 – REGULATION

The Company is registered as a broker-dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, such as the FINRA, which had been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

NOTE 5 – CUSTOMER PROTECTION RULE

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control has not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(ii).

NOTE 6 – CREDIT AND OFF BALANCE SHEET RISK

The Company receives its commission income from customer transactions on a monthly basis from its clearing brokers and, accordingly, is not exposed to credit risk. The Company does not have uninsured bank balances that exceed FDIC insured limits and does not hold any financial instruments with off-balance-sheet risk.

NOTE 7 – RIGHT-OF-USE ASSET AND LIABILTY & COMMITMENTS AND CONTIGENCIES

The Company rents office space pursuant to a lease term expiring May 31, 2024. The lease provides for monthly rent at the rate of $2,625. The Company has the right of first refusal on lease renewal under terms to be negotiated three months prior to the expiration of the lease. Based on these terms, the Company has recorded an Operating Right-of-Use Asset and a corresponding Operating Lease Liability of $13,027 as of December 31, 2020 discounted using an interest rate of 3%.

NOTE 7 – RIGHT-OF-USE ASSET AND LIABILTY & COMMITMENTS AND
        CONTIGENCIES (continued)

At December 31, 2021, the minimum lease payments under the terms of this operating lease
were as follows:

Year ending December 31,

2022	$	31,500
2023		31,500
2024		13,125
Total	$	76,125

NOTE 8 – INCOME TAXES

The Company is treated as a partnership for income tax purposes. The members of the
Company are then taxed on their proportionate share of the Company's taxable income.
Accordingly, the Company is not subject to income taxes.

NOTE 9 - EMPLOYEE RETIREMENT PLAN

All full-time employees of the Company are eligible to participate in a Simple IRA retirement
plan upon completion of service requirements. The plan provides for matching contributions
from the Company based on a percentage of the employees' contribution. During 2021, the
Company's matching contributions amounted to $2,071.

NOTE 10 - FAIR VALUE MEASUREMENTS

Auditing Standards Codification 820, Fair Value Measurements, defines fair value, establishes
a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes
the inputs to valuation techniques. Fair value is the price that would be received to sell an asset,
or paid to transfer a liability, in an orderly transaction between market participants at the
measurement date. A fair value measurement assumes that the transaction to sell the asset or
transfer the liability occurs in the principal market for the asset or liability or, in the absence
of a principal market, the most advantageous market. Valuation techniques that are consistent
with the market, income or cost approach, as specified in accordance with professional
standards, are used to measure fair value.

NOTE 10 - FAIR VALUE MEASUREMENTS (continued)

Level 1 - Pricing inputs are unadjusted, quoted prices available in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 - Pricing inputs are quoted prices for similar investments, or inputs that are observable for the asset or liability either directly or indirectly for substantially the full term through corroboration with observable market data.

Level 3 - Pricing inputs are unobservable for the asset or liability and rely on management's own assumptions. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

Management considers all investments in securities, if any, to be valued using Level 1 inputs.

ANNUAL EXEMPTION REPORT
STATEMENT OF EXEMPTION FROM SEC § 240.15c3-3

VBC Securities, LLC is a registered broker-dealer subject to SEA Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R 240.17a-5 "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5 (d) (1) and (4).

The undersigned is the chief executive officer (or equivalent officer) of VBC Securities, LLC. As required by SEC Rule 240.15c3-3, the undersigned makes the following statement based on the broker dealer's best knowledge and belief:

A.   VBC Securities, LLC is exempt from SEC Rule 240. 15c3-3 based on meeting the following exemption provisions, (the identified exemption provision is claimed based on meeting the requirements of (k) (2) (ii)).

   (k) Exemptions:

   (2) The provisions of this section shall not be applicable to a broker or dealer:

   (ii)   Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of SEA § 240.17a-3 and 240.17a-4, as are customarily made and kept by a clearing broker or dealer.

B.   VBC Securities, LLC has met the identified exemption provisions of SEC § 240.15c3-3(k) throughout the most recent fiscal year (December 31, 2021) without exception.

The undersigned Managing Member has consulted with the other employees, outside consultants, lawyers and accountants, to the extent deemed appropriate, in order to attest to the statements made in this report.

Martha B. Pierce _____   _Feb. 5, 2022_ _____

Martha Pierce - Managing Member   Dated



Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To The Members of
V.B.C. Securities, LLC

We have reviewed management's statements, included in the accompanying Statement of Exemption From SEC Rule 15c3-3, in which (1) V.B.C. Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which V.B.C. Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: ((2) (ii)) (the "exemption provisions") and (2) V.B.C Securities, LLC stated that V.B.C Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. V.B.C. Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about V.B.C. Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph(k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Weisberg, Molé, Krantz & Goldfarb, LLP

Woodbury, New York
February 5, 2022

185 Crossways Park Drive, Woodbury, New York 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com